Ossen Innovation Announces First Half 2011 Financial Results;
Earnings Conference Call Scheduled for Friday, August 12, 2011 at 9:00 am ET

•	Net revenue increased 4% to $60.8 million in first six months of 2011

•	Gross profit grew 37% to $15.9 million; gross margin expanded 632 bps to 26.1%

•	Net income up 34% to $9.5 million in the first six months of 2011

•	Reaffirmed FY 2011 Guidance: $138.5-$144.6 million revenue; $18.0-$18.8 million net income; and $0.90-$0.94 EPS

SHANGHAI, August 12, 2011  -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq:OSN), a China-based manufacturer of galvanized pre-stressed steel wires used in the production of bridge cables as well as other pre-stressed steel materials, today announced financial results for the six months ended June 30, 2011.

"2011 is a pivotal year for Ossen,” stated Dr. Liang Tang, Chairman of Ossen Innovation. “We are running at full capacity this year, which positively impacted our growth, margins and profitability. After completing our initial public offering at the end of 2010, we are preparing to add 30,000 tons of additional coated products capacity, which we expect will come online during the first half of 2012. As Chinese government continues to push forward on multiple high profile bridge projects around the country, we are well positioned to leverage on our strong competitive advantage in this market.”

Financial Summary

(in millions except EPS)	1H 2011	1H 2010	Chg.
Revenue	$60.8	$58.7	4%
Gross Profit	$15.9	$11.6	37%
Net Income	$9.5	$7.1	34%
EPS	$0.47	$0.47	-
Shares Outstanding*	20	15	33%

*	20 million shares were outstanding as of June 30, 2011. The number includes the five million shares sold through Company’s initial public offering completed in December 2010.

First Half 2011 Financial Results

Revenue for the first half ended June 30, 2011 was $60.8 million, with $37.8 million or 62% generated from the sale of coated pre-stressed steel materials. This represented an increase of $4.4 million or 13% over the $33.4 million in sales of coated pre-stressed steel products during the same period of 2010.  Sales of rare earth coated products increased 7% to $34.1 million.

	Six months ended June 30
	1H 2011		1H 2010
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	Change from 2010 to 2011
Products:
Plain surface PC strands	$18,018,742	30%	$18,004,460	31%	0%
Zinc coated PC wires and PC strands	$3,720,377	6%	$1,516,857	3%	145%
Stabilized PC wires	$4,913,533	8%	$7,261,189	12%	-32%
Rare earth coated PC wires and PC strands	$34,129,283	56%	$31,926,269	54%	7%

Total	$60,781,935		$58,708,775

Gross profit increased from $11.6 million in the first half of 2010 to $15.9 million, a 37% increase. This increase resulted from our increased revenues, discounts on raw material purchases due to a significant increase in advance payments to suppliers, and a shift in product mix, with a greater portion of sales derived from higher margin coated products.  Gross margin expanded from 19.8% to 26.1% as a result of higher contribution from higher-margin coated products, as well as improved overall pricing of raw materials. Coated pre-stressed steel wires and strands on average have generated a gross margin of 28.5% as compared to roughly 22.1% for plain surface products.

Selling expenses increased from $0.2 million to $0.6 million due to higher salaries, marketing and transportation costs. General and administrative expenses increased from $0.5 million to $1.2 million due to costs related to our being a public company.  Operating income grew 30% to $14.1 million in the six months ended June 30, 2011.  Operating margins were 23.2% in the first half of 2011 compared to 18.5% in the same period a year ago.

Net income attributable to controlling interest increased 34% to $9.5 million in the first half of 2011 from $7.1 million in the year-ago period. Earnings per share were $0.47 for both periods, reflecting an increase of 5 million shares outstanding year-over-year as a result of the December 2010 IPO.

Balance Sheet and Cash Flows

Ossen had approximately $19.3 million of cash and restricted cash at June 30, 2011 compared to $26.1 million at December 31, 2010. Total accounts receivable and notes receivable increased from $31.0 million to $31.7 million as of June 30, 2011. The average accounts receivable days sales outstanding were 68 days in the first six months of 2011.

In the first six months of 2011, the Company had a net cash outflow from operations of approximately $19.1 million. Inventories decreased by approximately $7.7 million. Total advance to suppliers increased to $72.5 million in anticipation of higher sales and as a result of the Company’s ability to obtain additional short term working capital loans from local banks.

The Company raised approximately $22 million from its IPO in December 2010. The funds are being used to fund its 30,000-ton rare earth coated production facility expansion. Through June 30, 2011, Ossen has spent $7.7 million for equipment purchases related to this project.

Financial Outlook for 2011

Management has reiterated its financial forecast for fiscal 2011 as follows:

Revenue:	$138.5 million to $144.6 million
Net Income:	$18.0 to $18.8 million
EPS:	$0.90 to $0.94

Business Updates

Ossen continues to expand its customer base of domestic and international customers. As of the date of this press release, the Company had approximately 126 customers in 25 provinces and five countries, including South Africa, New Zealand, The Philippines, Papua New Guinea and Singapore.

The outlook for new orders remains healthy. Ossen is currently bidding for several bridge and other infrastructure contracts for delivery in 2012.

The Company remains on track and on budget with its 30,000-ton rare earth coated production facility expansion by the first half of 2012. This project, with an estimated cost of approximately $22 million, will increase Ossen’s rare earth coated production capacity by approximately 60% to 80,000 tons per year.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for " Interim 2011 Ossen Innovation Co Ltd Earnings Conference Call” or be prepared to utilize the conference ID.

Conference Call

Date:	Friday, August 12, 2011

Time:	9:00 am Eastern Time, US

Conference Line Dial-In (U.S.):	+1-800-599-9829

International Dial-In:	+1-617-847-8703

Asia Dial-In:
South China toll free / China Telecom - 10 800 130 0399

North China toll free / China Telecom - 10 800 152 1490

South China toll free / China Netcom - 10 800 852 1490

China Toll: 4008811629 / 4008811630

Conference ID:	40394378 or “Interim 2011 Ossen Innovation Co Ltd Earnings Conference Call”

Webcast link:	http://ir.osseninnovation.com

Replay:	Available From 08/12/2011 12:00 PM to 08/19/2011 12:00 PM Dial In # / US Toll Free 1 888 286 8010 International Dial In # 1 617 801 6888 Passcode: 19866501

Please dial in at least 10 minutes before the call to ensure timely participation. The conference call will be live webcast and also archived for 1 year on the Company’s IR website.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells galvanized pre-stressed steel wires used in the production of bridge cables as well as other pre-stressed materials. The Company's products are mainly used in the construction of bridges and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations
MZ-HCI
Ted Haberfield, President
Phone: +1-760-755-2716
Email: thaberfield@hcinternational.net
Web: www.hcinternational.net

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2011	2010
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$5,764,767	$12,322,982
Restricted cash	13,600,707	13,799,018
Notes receivable – bank acceptance notes	-	17,636,928
Accounts receivable, net of allowance for doubtful accounts of $38,201 and $37,347 at June 30, 2011 and December 31,2010, respectively	31,730,518	13,332,492
Inventories	20,259,098	27,949,781
Advance to suppliers	72,499,794	25,072,350
Other current assets	140,255	3,343,302
Notes receivable from related party – bank acceptance notes	-	3,024,895
Account receivable from related party	1,056,454	707,487
Total Current Assets	145,051,593	117,189,235
Property, plant and equipment, net	11,744,824	12,029,612
Land use rights, net	4,356,880	4,306,091
Prepayment for plant and equipment	7,735,148	7,562,237
TOTAL ASSETS	$168,888,445	$141,087,175

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2011	2010
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$25,990,099	$26,014,096
Short-term bank loans	49,350,232	38,325,414
Accounts payable	525,047	2,493,665
Customer deposits	6,249,746	833,768
Income tax payable	738,726	662,585
Other payables and accrued expenses	274,035	94,510
Total Current Liabilities	83,127,885	68,424,038
TOTAL LIABILITIES	83,127,885	68,424,038

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued and outstanding as of June 30, 2011 and December 31, 2010, respectively	200,000	200,000
Additional paid-in capital	33,831,419	33,338,096
Statutory reserve	3,644,837	2,674,457
Retained earnings	34,401,626	25,887,113
Accumulated other comprehensive income	3,990,757	2,192,996
TOTAL SHAREHOLDERS’ EQUITY	76,068,639	64,292,662
Non-controlling interest	9,691,921	8,370,475
TOTAL EQUITY	85,760,560	72,663,137
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$168,888,445	$141,087,175

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)
	Six Months Ended June 30,
	2011	2010

REVEUNUES	$60,781,935	$58,708,775
COST OF GOODS SOLD	44,926,033	47,101,721
GROSS PROFIT	15,855,902	11,607,054
Selling expenses	557,961	195,706
General and administrative expenses	1,177,638	532,276
Total Operating Expenses	1,735,599	727,982

INCOME FROM OPERATIONS	14,120,303	10,879,072
Financial expenses, net	(1,607,920)	(1,069,659)
Other income, net	70,686	96,720
INCOME BEFORE INCOME TAX	12,583,069	9,906,133
INCOME TAX	(1,776,730)	(1,370,598)
NET INCOME	10,806,339	8,535,535
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,321,446	1,430,029
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	9,484,893	7,105,506
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	1,797,761	117,535
TOTAL OTHER COMPREHENSIVE INCOME	1,797,761	117,535
COMPREHENSIVE INCOME	$11,282,654	$7,223,041

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.47	$0.47
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	20,000,000	15,000,000

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)

	Ossen Innovation Co., Ltd. Shareholders’ Equity
				Accumulated
	Ordinary Shares		Additional	Other			Non
	$0.01 Par Value		Paid-in	Comprehensive	Statutory	Retained	Controlling
	Shares	Amount	Capital	Income	Reserve	Earnings	Interest	Total
Balance at December 31, 2010	20,000,000	200,000	33,338,096	2,192,996	2,674,457	25,887,113	8,370,475	72,663,137
Net income	-	-	-	-	-	9,484,893	1,321,446	10,806,339
Transfer to statutory reserve	-	-	-	-	970,380	(970,380)	-	-
IPO expenditure refund	-	-	440,954	-		-	-	440,954
Share-based compensation to employee	-	-	52,369	-	-	-	-	52,369
Foreign currency translation adjustment	-	-	-	1,797,761	-	-	-	1,797,761
Balance at June 30, 2011	20,000,000	$200,000	$33,831,419	$3,990,757	$3,644,837	$34,401,626	$9,691,921	$85,760,560

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,806,339	$8,535,535
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	887,688	727,593
Share-based compensation expense	52,369	-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(18,398,026)	(18,624,733)
Inventories	7,690,684	(4,896,230)
Advance to suppliers	(47,427,444)	1,890,876
Other current assets	3,203,047	298,436
Notes receivable - bank acceptance notes	17,636,928	150,208
Notes receivable from related party - bank acceptance notes	3,024,895	1,828,234
Due from and advance to related party	-	(8,311,343)
Account receivable from related party	(348,967)	-
Increase (Decrease) In:
Accounts payable	(1,968,618)	490,544
Customer deposits	5,415,978	1,241,074
Income tax payable	76,140	777,886
Other payables and accrued expenses	179,525	(19,731)
Net cash used in operating activities	(19,169,462)	(15,911,651)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(127,460)	(96,887)
Net cash used in investing activities	(127,460)	(96,887)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase)/Decrease in restricted cash	198,311	(325,492)
Proceeds from short-term bank loans	38,985,133	29,815,234
Repayments of short-term bank loans	(27,960,315)	(20,887,962)
Proceeds from notes payable-bank acceptance notes	25,990,099	22,030,961
Repayment of notes payable-bank acceptance notes	(26,014,096)	(19,744,925)
.IPO expenditure refund	440,954	-
Net cash provided by financing activities	11,640,086	10,887,816

DECREASE IN CASH AND CASH EQUIVALENTS	(7,656,836)	(5,120,722)
Effect of exchange rate changes on cash	1,098,621	171,596
Cash and cash equivalents at beginning of period	12,322,982	8,409,467
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,764,767	$3,460,341

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$1,716,523	$792,774
Interest paid	$1,336,592	$846,614
Non-cash transactions:
Appropriation to statutory reserve	$970,380	$955,754

RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company

Shanghai Zhengfangxing Steel Co., Ltd. (“SZS”)	Under common control of Dr. Tang

Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Dr. Tang

Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai)	Dr. Tang is the President

Shanghai Zhaoyang New Metal Material Co., Ltd. (“Zhaoyang”)	Zhaoyang owns a 30% interest in Ossen Shanghai

Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”)	Subsidiary of Ossen Shanghai since September 2010

(b)	Summary of Balances with Related Party:
	June 30,	December 31,
	2011	2010
	(unaudited)
Notes receivable from related party:
SZS, due April 20, 2011, subsequently settled on due date	$-	$1,512,448
SZS, due February 15, 2011, subsequently settled on due date	-	1,512,447
	$-	$3,024,895

The interest-free, unsecured notes were provided to a related party to assist with their working capital need.

	June 30,	December 31,
	2011	2010
	(unaudited)
Account receivable from related party:
Zhaoyang	$119,936	$-
Shanghai Pujiang	936,518	707,487
	$1,056,454	$707,487

Zhaoyang and Shanghai Pujiang are customers of the Company. For the six months ended June 30, 2011, Zhaoyang and Shanghai Pujiang purchased $5,400,949 and $7,678,450 of products from the Company, respectively. The balance of account receivable from related party arises from the sales of our products to Zhaoyang and Shanghai Pujiang. The balance of account receivable from related party was all collected subsequently.